SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2012

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2012 and 2011
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits, as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2012 and 2011	3
Notes to Financial Statements for the Years Ended December 31, 2012 and 2011	4 - 12

SUPPLEMENTAL SCHEDULES:
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	13
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

NOTE:	The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) as of and for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GreerWalker, LLP
June 26, 2013

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:

Investments, at fair value	$156,762,155	$134,078,573

Receivables:
Participant contributions	199,196	171,143
Employer contributions	199,099	156,194
Notes receivable from participants	3,392,642	2,934,061
Total receivables	3,790,937	3,261,398

Cash	3,040

Accrued income and other		61,415

TOTAL ASSETS	160,556,132	137,401,386

LIABILITIES:
Refund of excess contributions	58,763

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	160,497,369	137,401,386

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts		(126,307)

NET ASSETS AVAILABLE FOR BENEFITS	$160,497,369	$137,275,079

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS:
Additions to net assets attributed to:
Net investment income (loss):
Net appreciation (depreciation) in investments	$15,072,498	$(6,986,888)
Interest and dividend income	3,121,913	2,570,250
Net investment income (loss)	18,194,411	(4,416,638)

Interest income on notes receivables from participants	129,335	119,858

Contributions:
Participants	8,576,725	7,462,302
Employer	7,378,840	6,164,046
Rollovers	2,980,708	1,948,611
Total contributions	18,936,273	15,574,959

Total additions, net	37,260,019	11,278,179

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	17,729,981	13,819,683
Fees and commissions	130,117	79,668
Total deductions	17,860,098	13,899,351

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	19,399,921	(2,621,172)

TRANSFER OF ASSETS, NET	3,822,369	271,076

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	137,275,079	139,625,175

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 160,497,369	$ 137,275,079

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.    DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, salaried employees of the Company as defined by the plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 6% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 29, 2012, the Tara Technology 401(k) Profit Sharing Plan (the “Tara Plan”) was merged into the Plan and the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees. Approximately, $3,176,000 of the Tara Plan’s assets were transferred into the Plan. Participants that were transferred into the Plan maintained their account balances, vesting status from the Tara Plan and are eligible to fully participate in the Plan.

Salaried Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Salaried Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions - Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. For most employees, the Company matches 100% of employee contributions up to 6% of base pay per payroll period. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, Company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options - Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees who do not participate in the Company’s pension plans is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Notes Receivable From Participants - Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant's account and bear interest at rates that range from 4.25% to 10% which are commensurate with local prevailing rates in accordance with the Plan document.

Participant Investment Rollovers - Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures - The non-vested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay plan expenses. As of December 31, 2012, forfeited non-vested accounts in the Plan totaled approximately $151,000. Forfeitures were used to reduce Company contributions by approximately $69,000 during 2012. As of December 31, 2011, forfeited non-vested accounts in the Plan totaled approximately $61,000. Forfeitures were used to reduce Company contributions by approximately $176,000 during 2011.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - As of December 31, 2012 and 2011, the Plan’s investments were held in the Salaried Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Salaried Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of the Company’s common stock. The net appreciation (depreciation) in investments includes realized and unrealized gains and losses on investments held by the Plan. The Plan’s interest in the collective trust is valued based on information reported by Schwab and Wilmington Trust using the audited financial statements of the collective trust as of year end.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits for a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in investments.

The change in net unrealized appreciation (depreciation) of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net appreciation (depreciation) in investments reported in the accompanying Statements of Changes in Net Assets Available for Benefits.

Contributions - Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Notes Receivable From Participants - Notes receivables from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Benefits - Benefits are recorded when paid.

Expenses - Certain of the Plan’s administrative expenses are paid by the Company. Other expenses, such as legal and accounting, are paid from Plan assets and deducted from participant accounts in accordance with the plan document.

Subsequent Events - In preparing the financial statements, the Plan has evaluated subsequent events through the date the financial statements were available to be issued.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011

PIMCO Total Return Fund	$23,056,730	$21,225,873
Galliard Retirement Income Fund	$19,477,797	N/A
Schwab S&P 500 Index Fund	$13,012,163	$9,781,891
T Rowe Price Mid-Cap Growth	$10,066,497	$10,028,236
Europacific Growth	$9,903,604	$8,707,818
Dodge & Cox Stock Fund	$9,722,120	$8,505,622
Hartford Capital Appreciation	$9,272,514	$8,416,901
Schwab Managed Retirement 2030	$9,022,316	*
Schwab Stable Value Fund	N/A	$18,431,700

* Does not represent 5% or more of the Plan’s net assets for the respective year.

Net appreciation (depreciation) in investments for the years ended December 31, 2012 and 2011 for the Salaried Trust is as follows:

	2012	2011
Net appreciation (depreciation) of common stock	$1,048,145	$(1,153,802)
Net appreciation of common/collective trusts	3,818,297	179,038
Net appreciation (depreciation) in self-directed brokerage accounts	212,431	(10,590)
Net appreciation (depreciation) of registered investment co’s	9,993,625	(6,001,534)
Net appreciation (depreciation) in investments	$15,072,498	$(6,986,888)

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used as of December 31, 2012 or 2011.

EnPro Industries, Inc. common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish at their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the net asset share/unit reported at the close of business every day. Shares/units in common collective trusts can be redeemed daily on demand.

Self directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$37,615,855	$—	$—	$37,615,855
Fixed income	23,056,730			23,056,730
Midcap	12,986,579			12,986,579
International	12,863,242			12,863,242
Small cap	6,477,840			6,477,840
Blend/Allocation	4,216,124			4,216,124
Company common stock	5,283,358			5,283,358
Money market funds	511			511
Self-directed accounts	4,450,538			4,450,538
Collective trusts:
Income fund		19,477,797		19,477,797
Target date funds		30,333,581		30,333,581

Total assets fair value	$106,950,777	$49,811,378	$—	$156,762,155

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$32,499,160	$—	$—	$32,499,160
Fixed income	21,225,873			21,225,873
Midcap	13,000,039			13,000,039
International	10,174,067			10,174,067
Small cap	5,657,297			5,657,297
Blend/Allocation	4,155,705			4,155,705
Company common stock	4,529,539			4,529,539
Money market funds	452			452
Self-directed accounts	3,406,253			3,406,253
Collective trusts:
Guaranteed investment contract		18,431,700		18,431,700
Target date funds		20,998,488		20,998,488

Total assets fair value	$94,648,385	$39,430,188	$—	$134,078,573

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.    TAX STATUS

The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Generally accepted accounting principles in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for the years prior to 2009.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011

Net assets available for benefits per the
accompanying financial statements at contract value	$160,497,369	$137,275,079
Adjustment from fair value to contract value
for fully benefit responsive investment contracts		126,307

Net assets available for benefits per the Form 5500	$160,497,369	$137,401,386

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011

Change in net assets available for benefits per the
accompanying financial statements	$19,399,921	$(2,621,172)
Adjustment from fair value to contract value
for fully benefit responsive investment contracts	(126,307)	(465,770)
Adjustment from fair value to contract value
for fully benefit responsive investment contracts		126,307

Net assets available for benefits per the Form 5500	$19,273,614	$(2,960,635)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPATION CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012        EIN: 01-0573945    PLAN NUMBER: 004

Participant
Contributions
Transferred Late
to Plan	Total that Constitutes Nonexempt Prohibited Transactions				Total Fully
Check Here	Contributions	Contributions	Contributions		Corrected
if Late Participant Loan	Not	Corrected Outside	Pending Correction		Under VFCP and
Payments are Included	Corrected	VFCP	in VFCP		PTFE 2002 – 51

X			$13,994	**	$12,531

** Plan is in the process of completing and filing the forms to comply with the VFCP.

See report of independent registered public accounting firm.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(d)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

	PIMCO Total Return Fund	Registered investment company	$23,056,730
	Galliard Retirement Income Fund	Common/collective trust	19,477,797
*	Schwab S&P 500 Index Fund	Registered investment company	13,012,163
	T Rowe Price Mid-Cap Growth	Registered investment company	10,066,497
	Europacific Growth	Registered investment company	9,903,604
	Dodge & Cox Stock Fund	Registered investment company	9,722,120
	Hartford Capital Appreciation	Registered investment company	9,272,514
*	Schwab Managed Retirement 2030	Common/collective trust	9,022,316
*	Schwab Managed Retirement 2020	Common/collective trust	7,882,846
*	Schwab Managed Retirement 2040	Common/collective trust	6,756,045
	Nuveen Winslow Large-Cap Growth Fund	Registered investment company	5,609,058
*	EnPro Company Stock Fund	Common Stock	5,283,358
	Columbia Small Cap Value	Registered investment company	4,991,691
	Personal Choice Retirement Account	Self directed brokerage account	4,450,538
	Invesco Van Kampen Equity and Income	Registered investment company	4,216,124
	Columbia Mid-Cap Value Opp	Registered investment company	2,920,082
*	Schwab Managed Retirement 2010	Common/collective trust	2,410,258
*	Schwab Managed Retirement 2050	Common/collective trust	2,339,029
*	Schwab Managed Retirement Income	Common/collective trust	1,923,087
	BlackRock Global Allocation	Registered investment company	1,622,677
	Royce Value Plus Institutional	Registered investment company	1,486,149
	Virtus Emerging Markets Opportunity Fund	Registered investment company	1,336,961
*	Schwab US Treasury Money Fund	Money Market	511
*	Participant Loans	Interest rate 4.25% to 10%	3,392,642

			$160,154,797

*    Party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN FOR SALARIED EMPLOYEES

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert McKinney
Robert McKinney
Vice President, Human Resources

Date: June 28, 2013

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker, LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees:

We consent to the incorporation by reference in the Registration Statement (No. 333-89576) on Form S-8 of EnPro Industries, Inc. of our report dated June 26, 2013, with respect to the statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees.

/s/ GreerWalker, LLP

Charlotte, North Carolina
June 26, 2013